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You & Sundry

The first social parlor for the LGBTQ+ community

YOUANDSUNDRY.COM   NEW YORK

beauty   hospitality   main street   social impact

minority owned





My journey started because of my discomfort, as a queer woman, in barbershops. After hosting a series of pop-ups, I realized our LGBTQ+ community was lacking more than just a place to get a haircut, we needed a haven for self-care, unwinding, and community - without the bullsh*t.

Kim Goulbourne Founder & Space Director @ You & Sundry

   **ABOUT**   UPDATES⁰   GRAPEVINE³   ASK A QUESTION⁰

Why you may want to support us...

1   First-of-its-kind space for the LGBTQ+ community

2   Purchasing power of the LGBTQ+ community in the U.S. is $1 trillion as of 2018 (via LGBT Capital)

3   LGBTQ+ executive team

4   Expansion plans to become the go-to destination for LGBTQ+ locals and travelers.

5   Hosted pop-ups and events giving haircuts to 200+ people across the LGBTQ+ spectrum

6   Partnered with The Wing, Birchbox, New Women Space, and The Phluid Project

7   Featured in Timeout, Bustle, American Salon, and Racked

Our Team
AND OUR MAJOR ACCOMPLISHMENTS


Kim Goulbourne
Founder & Space Director
TEDx speaker & Webby Award-winning designer & developer with experience launching multiple products and experiences both online and offline. Single-handedly produced the barbershop pop-ups we've had to date.
(in)(y)


Alex Jackman
Marketing Director
A growth-focused marketer and digital expert with experience transforming brands and their communities both in and outside of the LGBTQ+ community.
(in)


Hospitality Advisor
Over 10+ years in hospitality operations leading millions in revenue growth, new launches and consulting for Fortune 500 brands, and the sale process of a tech company in hospitality.

Why people love us

Love y'all and everything about the mission. You & Sundry makes getting a fresh cut safe, satisfying and even fun! It's so important to make more inclusive spaces for LGBTQIA folks and I'm so happy you are doing just that.

Customer


She genuinely believes in the need for these services in the market. This plan would be executed purely out of her own connection to the lgbtq+ community and not just for personal profit. I'm of the belief that customer loyalty where her business is concerned will be a huge factor. I say this because she listens

to her customers and finds ways to enhance the customer experience based on our desires.
Johan Hedrington Customer


Once Kim develops an idea she believes in, she has incredible determination and ambition to figure out how to make it a reality. Her passion, scrappiness, and ability to adapt make her a strong and promising founder.
Lily Thalheimer Friend

See more on Buzz

In the news


Chella Man talks art and activism in NYC

Suffice it to say, NYC is home to the greatest artists, club kids, DJs, drag queens and personalities the world has to offer. So we asked some of our favorites about their most beloved things to do in NYC, from low-
February 20, 2019 @ timeout.com


Navigating the Intensely Gendered World of Hair Salons When You're Queer

Racked is no longer publishing. Thank you to everyone who read our work over the years. The archives will remain available here; for new stories, head over to Vox.com, where our staff is covering consumer
August 23, 2018 @ racked.com


This Genderless Barbershop Builds Community One Haircut At A Time

When Kim Goulbourne learned her barber would be leaving soon, she realized she needed to do something. And she needed to do it quickly. As anyone who regularly visits a salon knows, it's often difficult to find
July 25, 2018 @ good.is

AMERICAN SALON **You & Sundry-A Welcoming Barbershop in Brooklyn, NY**

"I'm sorry...Can we help you?" That's the confused response some women hear upon entering a barbershop. On the other hand, "Hi! Have a seat and we'll be right with you!" is the welcoming greeting most male
June 28, 2018 @ americansalon.com

Downloads

📄 You Sundry Pitch Deck.pdf

Our Story

First, we hosted barbershop pop-ups

"As a queer woman with short hair, getting a haircut has always been an uncomfortable experience. Once the only barber I trusted moved, it prompted me to create a space where people like me didn't have to worry about being mistreated because of our identity. That's how You & Sundry and our first barbershop pop-up was born." ~ Kim Goulbourne, Founder


Our first pop-up at New Women Space called Scissors & Clippers

"Thank you for providing a very crucial service for folks who need a safe space in which to cultivate their best looks. It sucks that it's so necessary, but it's incredible to see the void being filled by people who are willing and able to take care of the community in really positive way." ~ quote from one of our pop-ups

 



Shot at pop-ups at The Wing (left) and The Phluid Project (right)

Our brand grew quickly in 2018

+ We've done 5 barbershop pop-ups ranging from one day to one month.
+ Partnered with The Wing, Birchbox, New Women Space, and The Phluid Project.
+ Been featured in Timeout, Bustle, American Salon, and Racked.
+ Given haircuts to over 200+ people





PARTNERED WITH

THE WING · NEW WOMEN SPACE · BIRCHBOX · THE phluid PROJECT

FEATURED IN

TimeOut · AMERICAN SALON · RACKED · BUSTLE

CUTS
FOR
EVERYONE

Our month-long pop-up with New Women Space

But we wanted to create something more impactful

These pop-ups made us realize that our community lacked more than just a space to get a haircut. And we didn't want to create just another barbershop or salon, but a destination for self-care, unwinding and community - without the bullsh*t. An inclusive space designed for the LGBTQ+ community that offered a little bit of everything we craved.

And that's how the idea for the first social parlor for the LGBTQ+ community was born.

OUR VISION

Our vision for the space is reminiscent of a members club such as Soho House but without the exclusivity and with a notable self-care component.



Digital renderings of The Living Room (left) and The Parlor (right)

For our flagship location we aim to be in an area that's easily accessible by public transportation and offer the following:



The Parlor Full service salon providing services for hair, nails, and body.	**The Living Room** Main lounge and event space serving drinks and food.





The Gym
Fitness studio offering classes
and personal training.



The Library
Members-only space to enjoy
coffee, work or reflect.

How we'll make money

Our revenue will come from four primary sources:

Membership: Our Club Membership will be the first type of membership offered at our flagship location. It will give members access to discounts on services, fitness offerings, food & beverage plus exclusive access to events and other programming. Starting at $45.

Food & Beverage: In the first year of operations we plan to leverage food partnerships while focusing on our creating a well-rounded beverage program that satisfies the coffee critic, the cocktail connoisseur, and those who abstain from both. Ranging from $4-15+.

Services: We plan to offer a spa-like menu of services for hair, face, nails, and body. Ranging from $15-$150+.

Fitness: We aim to offer classes, personal training, and small group training to make training more accessible. Classes and packages starting at $25.

Using a top-down approach, we estimate that by the end of Year 2, we'll do over $2.5m in annual revenue with 1500 members who regularly use the space.



How we'll use the funds

The funds we raise will go towards covering our major expenses for up to 12 months. This includes:

+ Building out our space to create the vision you see above and covering rent plus other expenses that come along with having a space.
+ Hiring, training and offering competitive employee packages to our staff.
+ Marketing, ad spend and other customer acquisition costs.



Funding expectations

$100k-$350k: Will allow us to apply for an SBA Loan to supplement our raise and move forward with our vision.
$350k-$700k: Will allow us to apply for the same loan options as above but with more flexibility in size and lenders.
$700k-$1m: We would be able to move forward and start building out the space with flexible loan options.

Timeline after the campaign

We've identified...

we've identified an amazing space in downtown Brooklyn that's easily accessible by public transportation, and an architect who is excited to help us bring this vision to life. Once we receive the appropriate amount of funding, we'll be ready to sign the lease and start designing then building out the space.

After a rough estimation based on the size of the space and work to be done, we aim to open our doors between Dec 2019 - March 2020.

Investor Q&A

What does your company do? ⌄

- COLLAPSE ALL

You & Sundry takes an unbiased and gender neutral approach that emphasizes inclusion and sensitivity when providing services - allowing clients to relax, unwind, and practice self-care in a safe and inclusive setting. Our flagship location will offer a hair, nails and body parlor, boutique fitness studio, and a main lounge serving drinks and food.

Where will your company be in 5 years? ⌄

We want to be the destination that locals plan their day around and travelers add to their itinerary. With that goal, we plan to expand to have up to 20 locations across the US with expansion plans for the UK and Europe.

Why did you choose this idea? ⌄

My journey started because of my discomfort, as a queer woman, in barbershops. After hosting a series of pop-ups, I realized our LGBTQ+ community was lacking more than just a place to get a haircut, we needed a haven for self-care, unwinding, and community - without the bullsh*t.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Despite how far LGBTQ+ rights have come we still have a long way to go. More than half the LGBTQ+ population has experienced some form of discrimination and we are only protected in 19 states against it in public spaces. We have few spaces where we are welcomed, accepted, respected and safe to be ourselves.

What is your proudest accomplishment? ⌄

Winning a Webby Award for my website, Bitter Renter, an interactive guide for first-time renters in NYC. I designed and built that website from scratch and it's still used as inspiration for other designers.

How far along are you? What's your biggest obstacle? ⌄

We've done pop-ups up to this point and now we're ready to make our space permanent. Our biggest obstacle is accessing the capital we need to get this off the ground. I've bootstrapped my ventures thus far, but this one is going to take more than I have.

Who are your competitors? Who is the biggest threat? ⌄

Our biggest threat is Soho House and our other close competitors are Chillhouse, The Wing and local barbershops, salons and gyms. But none of our competitors are focused on creating a space tailored to the LGBTQ+ community.

What do you understand that your competitors don't? ⌄

We understand what it truly means to have an inclusive space that caters to every subset of the LGBTQ+ community.

How will you make money? ⌄

Our primary sources of revenue will be:

+ Memberships: Our club membership will be the first tier of membership to be offered at our flagship location where members get access to various perks. Starting at $45.
+ Food & Beverage: While utilizing food partnerships, we plan to focus on creating a well-rounded beverage program. Ranging from $4-$15.
+ Services: We plan to offer a spa-like menu of services for hair, face, nails, and body. Ranging from $15-$150.
+ Fitness: A notable part of our service offerings will be a boutique fitness program where we'll offer classes and training options. Classes and packages starting at $25.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

If we fail it will be because we didn't truly create a space that stood out amongst our competition. For us to succeed, we need to ensure we pay close attention to the tiny details that will make us the number one choice for an LGBTQ+ individual when they need what we offer.

What do you need the most help with? ⌄

We're still on the lookout for advisors in the hospitality space who have experience growing brands, those with a deep understanding of the LGBTQ+ community and those in real estate.

What would you do with the money you raise? ⌄

The money we raise will go towards our build-out costs for our flagship location in NYC and our operating and marketing expenses to keep us cash flow positive for up to 12 months.

How will you roll this out? ⌄

This type of space is capital intensive and so we've developed a rollout plan that lowers costs and fuels growth. For example:

+ To lower our staff costs on the services side, we plan to offer services on a demand basis while we build up the clientele.
+ To lower overhead costs on food, we plan to utilize third party partnerships.
+ To lower build-out costs, we plan to delay the buildout of certain areas (eg. the kitchen).

Where will the first space be located? ⌄

Our flagship location will be based in NYC.



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